Exhibit 3.9

THIRD

AMENDMENT

TO

BYLAWS OF

ORAGENICS, INC.

(Approved February 25, 2022)

Pursuant to the provisions of Section 607.1020, Florida Statutes, Oragenics, Inc. (the “Corporation”) has adopted the following Amendment to its Bylaws:

Section 7 of Article I of the Corporation’s Bylaws shall be, deleted and replaced in its entirety with the following:

Section 7. Shareholder Quorum and Voting. One-third of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. When a specified item of business is required to be voted on by a class or series of stock, one-third of the shares of such class or series shall constitute a quorum for the transaction of such item of business by that class or series.

If a quorum is present, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders unless otherwise provided by law.

After a quorum has been established at a shareholders meeting, a subsequent withdraw of shareholders, so as to reduce the number of shareholders entitled to vote at the meeting below the number required for a quorum, shall not affect the validity of any action taken at the meeting or any adjournment thereof.